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                                                                Exhibit (20)-1

                         WISCONSIN ENERGY CORPORATION

From:  Rick James (414-221-4444)
       September 13, 1995

Wisconsin Energy Shareholders Approve Merger With Northern States Power

MILWAUKEE -- Wisconsin Energy Corporation (NYSE:WEC) shareholders have approved the merger of WEC and Northern States Power Company (NYSE:NSP), Minneapolis, to form Primergy Corporation. Of the WEC common shares represented at the meeting, 97.3 percent were voted in favor of the combination at a special shareholders meeting held today in Milwaukee.

Today our shareholders affirmed that our merger with Northern States Power Company is a sound strategic approach to a changing business environment and is a significant opportunity that cannot be missed, stated Richard A. Abdoo, WEC chairman, president and chief executive officer. This merger of equals furthers our goal to be a premier investor-owned energy services company. The merger will help us to better meet customer needs, offer competitive rates and create shareholder value. We are pleased that this merger will result in a stronger Wisconsin Energy, and that we will remain a committed partner and a visible part of the Milwaukee community.

NSP shareholders also voted to approve the merger at their annual meeting held today in Minneapolis.

In addition to shareholder approval, WEC and NSP have filed for approvals from the Federal Energy Regulatory Commission (FERC), Securities and Exchange Commission (SEC), and the public service commissions of Minnesota, Wisconsin, Michigan and North Dakota. If the companies receive all required approvals, they hope to complete the merger by year-end 1996.

In other action at the special meeting, WEC shareholders approved proposals to change the name of WEC to Primergy Corporation, increase the amount of authorized common stock of WEC from 325,000,000 shares to 750,000,000 shares, and approve stock incentive and management incentive compensation plans for Primergy.

Originally announced last May 1, the merger will create the tenth largest investor-owned energy services company in the United States, based on market capitalization of about $6 billion. Primergy Corp. will be the largest provider of electricity and natural gas in the upper Midwest, serving more than two million electric and 750,000 natural gas customers in Wisconsin, Minnesota, Michigan, North Dakota and South Dakota. Based on historical results, annual revenues of Primergy should initially be approximately $4 billion.

Headquartered in Milwaukee, Wisconsin Energy Corporation is a holding company with subsidiaries in utility and nonutility businesses. Its principal subsidiaries are Wisconsin Electric Power Company and Wisconsin Natural Gas Company.

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